77D:  Policies With Respect to Security Investments

On May 18, 2006 the Board of Trustees ratified a change in the definition of large capitalization companies for the Sands Capital Institutional Growth Portfolio (the
"Portfolio"). The new definition permits the Portfolio to invest in companies with a minimum market capitalization at the time of purchase of $10 billion, a weighted average market capitalization in excess of $40 billion and the Portfolio generally does not invest in companies that have a market capitalization of less than $2 billion.